Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Extraordinary and Ordinary General Shareholders' Meeting held on April 27, 2011

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of the Extraordinary and Ordinary General Shareholders’ Meeting held on April 27th, 2011

Date, Time and Location:
April 27th, 2011, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Attendance: (i) shareholders representing 62% of the social capital (with 95% of voting shareholders and 43% of preferred shareholders); (ii) the Chairman and the Vice-Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; and (vi) Mr. Anselmo Neves Macedo, registered under CRC nr 1SP160482/O-6 representing the company KPMG Auditores Independentes, independent audit firm of the Company.

Publications:
Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) and “Valor Econômico” on April 12th, 13th and 14th, 2011.

Notice to Shareholders: Waived, due to the publication of the documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 25th, 2011, pages 45 to 60 and “Valor Econômico” on February 25th, 2011, pages 1 to 16.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Chairman and Secretary of the Meeting:
Chairman - Paulo Guilherme Aguiar Cunha.
Secretary - Luiz Antonio de Sampaio Campos.

Order of the day:
In accordance with the published Call Notice.

Discussed and approved matters:
1. Approval of the minutes of this Meeting to be written out as a summary, pursuant to Article 130, first paragraph of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article.
2. Approval of the modification of the unified term of office of the Management of the Company, from 1 (one) year to 2 (two) years, with the consequent amendment to the first paragraph of Article 16 of the Company’s Bylaws, in accordance with the following text:

“Article 16. The Company shall be managed by a Board of Directors and an Executive Board.

Paragraph 1 – The term of office of the managers, who shall remain in office until the election and investiture of their substitutes, shall be two (2) years, reelection being permitted.”

3. Consolidation of the Company’s Bylaws, in accordance with the text in the Annex I to these minutes.

4. Approval, without amendments or qualifications, with the abstention of those legally restricted, of the report and accounts of the Management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the year ended on December 31st, 2010.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

5. Approval, without amendments or qualifications, of the capital budget proposed by the Company’s Management for the fiscal year 2011.

6. Approval, without amendments or qualifications, of the destination of net earnings for the fiscal year ended on December 31st, 2010, in the amount of R$ 758,822,713.46 (seven hundred fifty-eight million, eight hundred twenty-two thousand, seven hundred thirteen Reais and forty-six cents), as follows:

a)	R$ 37,941,135.67 (thirty-seven million, nine hundred forty-one thousand, one hundred thirty-five Reais and sixty-seven cents) will be allocated to legal reserves;

b)
R$ 292,117,425.79 (two hundred ninety-two million, one hundred seventeen thousand, four hundred twenty-five Reais and seventy-nine cents) will be allocated to reserve of retained profits, based on the capital budget approved; and

c)
R$ 428,764,152.00 (four hundred twenty-eight million, seven hundred sixty-four thousand, one hundred fifty-two Reais) will be allocated to the payment of dividends to holders of common and preferred shares, of which R$ 176,814,805.20 (one hundred seventy-six million, eight hundred fourteen thousand, eight hundred five Reais and twenty cents) were paid as interim dividends, as approved by the Board of Directors of the Company on August 11th, 2010. Additionally, as approved by the Board of Directors of the Company in February 23rd, 2011, the remaining balance of the dividends approved herein for the fiscal year ended on December 31st, 2010, in the amount of R$ 251,949,346.80 (two hundred fifty-one million, nine hundred forty-nine thousand, three hundred forty-six Reais and eighty cents), was paid to shareholders from March 17th, 2011 onwards. Therefore, total dividends distributed from earnings of the fiscal year ended on December 31st, 2010 are equivalent to a dividend per common or preferred share of R$ 0,80 (eighty cents), based on the Company’s current social capital, which reflects the Company’s stock split approved at the extraordinary shareholders’ meeting held on February 10th, 2011.

7.           Approval of the election of the persons listed below as members of the Board of Directors, with mandate up to the Ordinary General Shareholders’ Meeting to be held in 2013 in order to examine the documents referred to in Article 133 of the Brazilian Corporate Law, according to deliberation 2 above:

a)
in separate voting, as set out in Article 141, paragraph 4, item I of the Brazilian Corporate Law, the shareholder Parth Investment Company LLC., holder of common shares representing 19% of the voting capital, elected Mr. RENATO OCHMAN, Brazilian, married, lawyer, registered with OAB/SP under nr 82.152 and holder of CPF/MF nr 375.739.690-15, with offices at Av. Brigadeiro Faria Lima, nr 1461 – 11th floor, Jardim Paulistano, in the City and State of São Paulo;

b)
in separate voting, as set out in Article 141, paragraph 4, item II of the Brazilian Corporate Law, requested by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Dodge & Cox International Stock Fund, Dodge & Cox Global Stock Fund, Dodge& Cox Worldwide Funds PLC, it was verified that holders of 36% of the preferred shares elected, by the majority shareholders, Mr. LUIZ CARLOS TEIXEIRA, Brazilian, married, bank employee, holder of Identity Card RG nr 3833390 –

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

SSP/SP and CPF/MF nr 048.344.108-20, resident and domiciled in the city of Ribeirão Preto, in the state of São Paulo, at Rua Rui Barbosa, nr 522, apt. 42;

c)
as approved by the majority of holders of common shares, representing 77% of the voting capital, the following members were elected: PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, with business address at Av. Brigadeiro Luís Antônio, nr 1343 - 9th floor, Bela Vista, in the City and State of São Paulo; LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nr 3.045.977/SSP-SP and CPF/MF nr 061.094.708-72, with business address at Av. Brigadeiro Luís Antonio, nr 1343 – 9th floor, Bela Vista, in the City and State of São Paulo; ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, translator and interpreter, holder of Identity Card RG nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, with business address at Av. Brigadeiro Luís Antonio, nr 1343 – 5th floor, Bela Vista, in the City and State of São Paulo; PAULO VIEIRA BELOTTI, Brazilian, married, engineer, holder of Identity Card RG nr 946.526-1/IFP-RJ and CPF/MF nr 001.388.357-72, with offices at Rua do Ouvidor, nr 60, room 1104, Downtown, in the City and State of Rio de Janeiro; OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally separated, engineer, holder of Identity Card RG nr 01.585.449-0/IFP-RJ and CPF/MF nr 007.260.107-82, with business address at Ladeira Nossa Senhora, nr 163 – 7th floor, in the City and State of Rio de Janeiro; NILDEMAR SECCHES, Brazilian, widower, engineer, holder of Identity Card RG nr 3.997.339-6/SSP-SP and CPF/MF nr 589.461.528-34, with business address at Av. Escola Politécnica, nr 760, Jaguaré, in the City and State

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

of São Paulo, and THILO MANNHARDT, German, single, engineer, holder of Identity Card RNE V031505W and CPF/MF nr 050.114.298-30, with business address at Rua Alexandre Dumas, nr 1,711, Santo Amaro, in the City and State of São Paulo.

8. Approval, without amendments or qualifications, of a maximum global annual limit for the Management compensation of
R$ 51,321,000,00 (fifty-one million, three hundred twenty-one thousand Reais), pursuant to the terms and composition of the proposal presented and approved by this Meeting.

9. Re-ratification of the maximum global annual limit for the Management compensation approved in the general shareholders’ meeting of April 28th, 2010, with the addition of R$ 26,500,000.00 (twenty-six million, five hundred thousand Reais) to the amount previously approved. This addition is related to the Executive Board’s long-term variable compensation plan, which was recorded in the Company’s financial statements for the year ended on December 31st, 2010 and which may be subject to payment 30 days after the general shareholders’ meeting of 2012, if the current conditions are maintained.

10. Approval of the election of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the General Shareholders’ Meeting to be held in 2012 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

a)
In separate voting, as set out in subparagraph a of Article 161, paragraph 4 of the Brazilian Corporate Law, among the preferred shareholders present at the Meeting, the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI indicated Mr.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Antonio Carlos Ramos Pereira, Brazilian, divorced, professor, registered under CPF/MF nr 129.516.926/68, resident and domiciled in the City of Belo Horizonte, Minas Gerais, at Rua Benjamin Flores, nr 123/101, as effective member, and Mr. Sérgio Paulo Silva, Brazilian, married, bank employee, registered under CPF/MF nr 011.664.506/78, resident and domiciled in the City of Belo Horizonte, Minas Gerais, at Rua Gonçalves Dias, nr 2283, apto 1701, as alternate member; both elected by the majority of holders of preferred shares present, representing 39% of the preferred shares;

b)
In separate voting, as set out in subparagraph a of Article 161, paragraph 4 of the Brazilian Corporate Law, indicated by minority shareholders representing 11% of the voting capital, as effective member, Mr. Wolfgang Eberhard Rohrbach, German, married, economist, registered under CPF/MF nr 016.771.448-15, resident and domiciled at Rua Marechal Deodoro nr 135, 32d, Santo Amaro, in the City and State of São Paulo, and, as alternate member, Miss Tânia Maria Camilo, Brazilian, single, lawyer, registered under CPF/MF nr 726.204.557-15, resident and domiciled at Rua da Selva, 157, Alto da Boa Vista, in the City and State of Rio de Janeiro;

c)
Election by the majority of holders of common shares, representing 66% of the voting capital, as effective members, Mr. Flavio César Maia Luz, Brazilian, married, civil engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the City of Barueri, in the State of São Paulo; Mario Probst, Brazilian, married, accountant

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo; and Raul Murgel Braga, Brazilian, married, lawyer, registered under CPF/MF nr 004.612.707-06, resident and domiciled at Rua Joaquim Nabuco, 238, apto 702, Ipanema, in the City and State of Rio de Janeiro; and as alternate members, Mr. Márcio Augustus Ribeiro, Brazilian, married, production engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, and in the State of São Paulo; Mr. Katuyoshi Utiyama, Brazilian, married, industrial engineer and business administrator, registered under CPF/MF nr 065.361.828-04, resident and domiciled at Rua Dom Macário nr 1100, Jardim da Saúde, in the City and State of São Paulo; and Pedro Ozires Predeus, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-C, apto 23-B, in the City and State of São Paulo.

11. Approval, without amendments or qualifications, of the remuneration for the members of the Fiscal Council, provided that those designated as president and secretary of the Fiscal Council will be entitled to receive a monthly compensation of R$ 11,560.00 (eleven thousand, five hundred sixty Reais) and other effective members to receive a monthly compensation of R$ R$ 10,750.00 (ten thousand, seven hundred fifty Reais).

Observations and Closing:

(i)	The members of the Board of Directors and the Fiscal Council, hereby elected, upon the signature of the

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

respective deeds of investiture filed at the Company’s headquarters, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02; and

(ii)
Except where otherwise stated, all the deliberations of the Meeting were unanimously approved by all those common shareholders present, except for Parth Investments Company LLC and Mr. Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the Meeting was wound up, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.
aa) ULTRA S.A. PARTICIPAÇÕES; PAULO GUILHERME AGUIAR CUNHA – as a shareholder, Chairman of the Meeting and Chairman of the Board of Directors of the Company; LUCIO DE CASTRO ANDRADE FILHO – as a shareholder and Vice-Chairman of the Board of Directors of the Company; PEDRO WONGTSCHOWSKI – Chief Executive Officer; ANDRÉ COVRE – Chief Financial and Investor Relations Officer; MONTEIRO ARANHA S.A.; RENATO OCHMAN, on its own behalf and as proxy of PARTH INVESTMENT COMPANY LLC.; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI; DODGE & COX INTERNATIONAL STOCK FUND; DODGE & COX GLOBAL STOCK FUND; DODGE & COX WORLDWIDE FUNDS PLC - INTERNATIONAL STOCK FUND; DODGE & COX WORLDWIDE FUNDS PLC -GLOBAL STOCK FUND; SÃO FERNANDO IV FUNDO DE

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

INVESTIMENTO EM AÇÕES; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYC FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL IV LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; DYNAMO BRASIL XIII LLC; KEMNAY DYBRA LLC; CONSTELLATION MASTER FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO FCB MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CONSTELLATION LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; GC FUNDO DE INVESTIMENTO EM AÇÕES; BARTHE HOLDINGS LLC; TYLER FINANCE LLC; BEWETT INTERNATIONAL LLC; LS OC LLC; GENESIS EMERGING MARKETS FUND LIMITED; UNIVERSITIES SUPERANNUATION SCHEME LTD; BRITISH COAL STAFF SUPERANNUATION SCHEME; MINEWORKERS PENSION SCHEME; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICA EQUITY FUND; NORGES BANK; VANGUARD INVESTMENT SERIES PLC; WASHINGTON STATE INVESTMENT BOARD; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITY SECTORS TRUST; MORLEY INVESTMENT FUNDS ICVC NORWICH EM EQUITY MOM 1 FUND; JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR SUMITOMO TRUST & BANKING CO, LTD.; JNL/LAZARD EMERGING MARKETS FUND; STATE OF WYOMING, WYOMING STATE TREASURER; STATE OF NEW MEXICO EDUCIONAL RETIREMENT BOARD; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FID; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; PENN SERIES EMERGING MARKETS EQUITY FUND; EMPLOYEES RETIREMENT SYSTEM OS TEXAS; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; JF SAR GLOBAL EMERGING MARKETS FUND; ALLIANZ INTERNATIONAL INVESTMENT FUND – ALLIANZ RCM BRAZIL FUND; ACMBERNSTEIN – EMERGING MARKETS GROWTH PORTFOLIO; BELL ATLANTIC MASTER TRUST; COLLEGE RETIREMENT EQUITIES FUND; FIDELITY CONTRAFUND; GMAM INVESTMENT FUNDS TRUST; HALLIBURTON COMPANY EMPLOYEE BENEFIT MASTER TRUST; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T /RET STAFF BEN PLAN AND TRUST; ABERDEEN EMERGING MARKETS TELECOM AND INFRASTRUCTURE

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

FUND INC; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; ABERDEEN EMERGING MARKETS FUND; GENESIS EMERGING MARKETS FUND FOR CANADA; FIDELITY EMERGING MARKETS FUND; GLOBAL ADVANTAGES FUNDS – EMERGING MARKETS HIGH VALUE TEILFONDS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; BELLSOUTH CORPORATION RFA VEBA TRUST; GOLDMAN SACHS & CO. PROFIT SHARING MASTER TRUST; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LAZARD EMERGING MARKETS GROWTH FUND; LAZARD EMERGING MARKETS FUND; LAZARD RETIREMENT EMERGING MKTS PORTFOLIO OF THE LAZARD RETIREMENT SERIES INC.; EMERGING MARKETS EQUITY GROUP TRUST; GENERAL CONFERENCE CORPORATION OF SEVENTH DAY ADVENTIST; MORGAN STANLEY EMERGING MARKETS FUND INC; MANAGED PENSION FUNDS LIMITED; IMPERIAL EMERGING ECONOMIES POOL; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; LAZARD/WILMINGTON COLLECTIVE TRUST; CITIGROUP PENSION PLAN; GENESIS EMERGING MARKETS BUSINESS TRUST; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; CENTRAL STATES SOUTHEAST SOUTHWEST AREAS PENSION FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ABERDEEN INVESTMENT FUNDS ICVC – EMERGING MARKETS FUND; CIBC EMERGING MARKETS INDEX FUND; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; GUIDESTONE FUNDS; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; ISHARES PUBLIC LIMITED COMPANY; IBM DIVERSIFIED GLOBAL EQUITY FUND; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; ABERDEEN CANADA - EMERGING MARKETS FUND; EMERGING MARKETS EQUITY TRUST 3; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; MGI FUNDS – MGI NON-US CORE EQUITY FUND; FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND; GENESIS EMERGING MARKETS VEBA TRUST; ISHARES II PUBLIC

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

LIMITED COMPANY; EMERGING MARKETS INDEX FUND E; FIRST AMERICAN INVESTMENT FUNDS, INC. – INTERNATIONAL SELECT FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; LAZARD EMERGING MARKETS INSTITUTIONAL TRUST; DESJARDINS EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS INSTITUTIONAL FUND; FUTURE FUND BOARD OF GUARDIANS; ISHARES MSCI BRIC INDEX FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEES B PLANS - EMERGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST – AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD.; EATON VANCE CORP.; ISHARES III PUBLIC LIMITED COMPANY; MFS MERIDIAN FUNDS – LATIN AMERICAN EQUITY FUND; CMLA EMERGING MARKETS FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ABERDEEN GLOBAL – LATIN AMERICA EQUITY FUND; ABERDEEN GLOBAL – INFRAESTRUCTURE FUND; MFS LATIN AMERICA EQUITY FUND; FORMULA INVESTING INTERNATIONAL VALEU 400 FUND; THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; OMERS ADMINISTRATION CORPORATION; THE LATIN AMERICAN DISCOVERY FUND, INC.; THE LAZARD FUNDS INC; PANAGORA GROUP TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF OREGON; STATE STREET EMERGING MARKETS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE PENSION RESERVES INVESTMENT

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

MANAGEMENT BOARD; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PIONEER EMERGING MARKETS FUND; THE GENESIS EMERGING MARKETS INVESTMENT. COMPANY (SICAV); RUSSEL INVESTMENT COMPANY PLC; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; STICHTING PHILIPS PENSIOENFONDS; THE UNIVERSAL INSTITUTIONAL FUNDS, INC, EMERGING MARKETS EQUITY PORFOLIO; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; MORGAN STANLEY INSTITUTIONAL FUND, INC, EMERGING MARKETS PORTFOLIO; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; PIONEER EMERGING MARKETS VCT PORTFOLIO; MORGAN STANLEY INSTITUTIONAL FUND, INC, ACTIVE INT ALLOCATION PORTFOLIO; MORGAN STANLEY INTERNATIONAL FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; MORGAN STANLEY INVESTMENT MANAGEMENT ACTIVE INT ALLOCATION TRUST; THE MONETARY AUTHORITY OF SINGAPORE; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PIRAMIS EME MKTS COMMINGLED POOL; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; OHIO POLICE AND FIRE PENSION FUND; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; NEW ZEALAND SUPERANNUATION FUND; WHEELS COMMON INVESTMENT FUND; THE CALIFORNIA ENDOWMENT; THE JAMES IRVINE FOUNDATION; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; SANOFI-AVENTIS US PENSION TRUST; PURISIMA TOTAL RETURN FUND; PYRAMIS EMERGING MARKETS EQUITY TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; MORGAN STANLEY GLOBAL STRATEGIST FUND; THRIVENT PARTNER EMERGING MARKETS PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; PPL SERVICES CORPORATION MASTER TRUST; ONTARIO PENSION BOARD; THE IBERO AMERICA FUND INC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; MU ABERDEEN FUND, GEM2 PORTFOLIO; UAW RETIREE MEDICAL BENEFITS; TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY I F; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND.; ANSELMO NEVES MACEDO - CRC nr 1SP160482/O-6 - Auditor from

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

KPMG Auditores Independentes; WOLFGANG EBERHARD ROHRBACH – Fiscal Council member; MARIO PROBST – Fiscal Council member; FLAVIO CÉSAR MAIA LUZ – Fiscal Council member; LUIZ ANTONIO DE SAMPAIO CAMPOS – Secretary of the Meeting.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

ANNEX I

ULTRAPAR PARTICIPAÇÕES S.A. BYLAWS

CHAPTER I
Name, Head Office, Purpose and Duration

Article 1    The Company shall be an authorized capital company called ULTRAPAR PARTICIPAÇÕES S.A.

Article 2    The Company’s head office shall be in the City and State of São Paulo, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9º andar.

Article 3    The Company’s purpose shall be the investment of its own capitals in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

Article 4    The Company shall have an indeterminate term of duration.

CHAPTER II
Capital and Shares

Article 5    The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion six hundred ninety six million seven hundred seventy two thousand nine hundred fifty seven reais and thirty two centavos), divided into 544,383,996 (five hundred forty four million three hundred eighty three thousand nine hundred ninety six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million seven hundred nineteen thousand five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million six hundred sixty four thousand four hundred and eight) preferred shares.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Paragraph 1 - The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued.

Paragraph 2. – Any capital increase to be paid in assets shall be submitted to the General Meeting’s resolution.

Paragraph 3 - At the Board of Directors’ discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in stock exchanges or by public subscription, may be excluded.

Article 6   The preferred shares are book-entry shares and shall be kept in a deposit account with a financial institution on behalf of the holders thereof, without issuance of warrants.

Sole Paragraph - The cost of the services of transfer, registration and issuance of common share warrant, as well as the cost of the service related to the shares kept in a custody cash account, may be debited to the shareholder.

Article 7  By a resolution of the Board of Directors, the Company may acquire its own shares to be kept in treasury or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock, subject to the laws in effect.

Article 8  The Company may grant stock options to the benefit of its officers and employees under the terms of the stock option plan

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

passed by the General Meeting, and said granting may likewise be offered to the officers and employees of its directly and indirectly controlled entities.

Article 9  Subject to the legal limits, the Company may create new classes of preferred shares or increase those already existing, irrespective of any proportion to the other kinds and classes of shares.

Article 10  Each common share entitles to one vote in the General Meetings’ resolutions.

Article 11  The General Meeting may authorize the conversion of common shares into preferred shares upon any shareholders’ request, subject to the proportion provided for in law.

Article 12  Preferred shares are not convertible into common shares; they have no voting right and entitle the holders thereof to dividends and stock dividends equal those attributed to common shares, in addition to priority in capital refund, with no premium, in the event of the Company’s liquidation.

CHAPTER III
General Meetings

Article 13  The General Meeting shall be called by the Board of Directors on an annual basis within the first four months and after the closing of the fiscal year, and on a special basis whenever the Company’s interest so require.

Paragraph 1. -To take part in the General Meeting, the shareholders shall prove said capacity upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

common shares, upon verifying the book of registration of registered shares.

Paragraph 2. -The shareholder may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, a Company’s manager, attorney or investment fund manager representing the members thereof.

Article 14  Except as otherwise provided for in law, the General Meetings shall be called to order on first call with the attendance of shareholders representing the majority capital with right to vote, and on second call with any attendance.

Article 15  The Meetings shall be directed by a presiding board formed by one Presiding Officer and one or more secretaries chosen by the attending shareholders.

CHAPTER IV
Management
General Rules

Article 16  The Company shall be managed by a Board of Directors and an Executive Board.

Paragraph 1. -The term of office of the managers, who shall remain in office until the election and investiture of their substitutes, shall be two (2) years, reelection being permitted.

Paragraph 2. -The managers’ investiture, which shall not depend on pledge, shall be upon signature on a deed of investiture.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Paragraph 3. -The General Meeting, which has elected them, shall set the managers’ remuneration, which may be reviewed at any other meeting.

CHAPTER V
Board of Directors

Article 17   The Board of Directors shall be formed by four (4) to nine (9) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.

Paragraph 1. -The General Meeting shall appoint among its members the Chairman of the Board and the Vice-Chairman, who shall replace the Chairman in his/her occasional non-attendance or absences.

Paragraph 2. -In the event of election of a Director resident and domiciled abroad, the investiture of said Director shall be conditional on the appointment of an attorney-in-fact resident and domiciled in the country, with powers to be served summons in any suit that may be filed against him/her, based on the corporation law. The validity term of the power of attorney shall be at least equal to the term of legal forfeiture of the shares (article 287, II, b, of Law No. 6.404/76).

Article 18   The Board of Directors shall meet on an annual basis once every three months, and on a special basis whenever called by its Chairman or by any two (2) Directors.

Article 19   The Board of Directors’ meetings shall be called to order with the attendance of at least three Directors, one of whom shall be the Chairman or Vice-Chairman, and the resolutions shall be adopted by majority vote, whereas it will be incumbent on the Chairman, or in his/her absence on the Vice-Chairman the deciding vote. Any

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Director temporarily impeded or absent may be represented in any vote upon written appointment by another Director. In addition, the Directors absent may cast their vote by letter, cable or facsimile at the meetings at which there is the attendance quorum set forth in this article.

Sole Paragraph - In the event of any vacant position in the Board of Directors, said position shall be filled in at the first General Meeting to be held after the vacancy is verified.

Article 20  It shall be incumbent on the Board of Directors:

a) to set the Company’s general business policy;
b) to call the General Meetings;
c) to elect and remove from office the Company’s Officers and set their individual duties and fees, when the General Meeting decides on their overall remuneration;
d) to choose the Chief Executive Officer among their members;
e) to approve the increase in the subscribed capital and the form under which it shall occur, up to the limit of the authorized capital;
f) to submit to the General Meeting for approval the allocation of the net profit adjusted in the fiscal year, as referred to in letter “c” of article 35 hereof;
g) to oversee the Officers’ management; at any time examine the Company’s books and papers; request information on any agreement already or about to be entered into and on any other acts;
h) to provide opinion on the management report and on the Executive Board’s accounts;
i) to approve the distribution of semi-annual or interim dividends;
j) to approve the holding of interest in other Companies;
k) to propose to the General Meeting the Company’s winding-up, merger or consolidation under any form;
l) to choose and remove the Independent Auditors nominated by the Audit Committee;

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

m) to decide on any matters not regulated herein, and resolve on the omitted cases;
n) to appoint among the Officers that who shall perform the duties of Investor Relations Officer;
o) grant stock options to its officers and employees holding key positions in the Company and its controlled entities, with no preemptive right being granted to shareholders, in compliance with paragraph 3, article 171 of Law 6404/76, and establish a Stock Options Plan Management and Implementation Commission referred to in article 8 of these Bylaws. The Plan Management and Implementation Commission contemplated hereunder will be made up by such people appointed by the Board of Directors, which will further set the terms governing the operation of said commission;
p) approve the emission, for public subscription, of commercial paper by the  company.

Article 21  It shall be incumbent on the Chairman of the Board of Directors:

a) To call the General Meeting whenever the Board of Directors so resolve, or exceptionally by its own initiative, case in which he/she shall then inform the call to all further Directors;
b) call and preside over the Board of Directors’ meetings;
c) inform the dates of the annual meetings and supervise the body’s administrative services; and
d) to convey the Board of Directors’ resolutions to the Executive Board and guide it the compliance therewith.

Article 22  It shall be incumbent on the Vice-Chairman to replace the Chairman on his/her occasional absences or impediments and, in the event of vacancy, to replace him/her up to the next General Meeting that shall elect the new incumbent.

CHAPTER VI
Executive Board

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Article 23   The Executive Board shall be formed by four (4) to six (6) executive officers, shareholders or not, resident in the country, elected by the Board of Directors one of whom shall be the President, another the Vice-President, and all the others Executive Officers, who, subject to the provisions of letter “n” of article 20, shall not have any specific designation. The Executive Board’s resolutions shall be adopted by majority vote, whereas it shall be incumbent on the President to cast the deciding vote.

Sole Paragraph - The Board of Directors shall elect the Company's President and Vice-President among the executive Board's members. It shall be incumbent on the Vice-President to replace the President in his/her occasional absences or impediments as well as to perform the specific duties assigned to him/her upon his/her appointment.

Article 24   The Executive Board shall meet whenever the Company’s interest so require, and the resolutions shall be adopted by majority vote, subject to a quorum of half of the elected members for the meeting to be called to order.

Article 25   It shall be incumbent on the Executive Board to perform the acts required for the regular operation of the Company and management of its business, subject to the duties and guidelines set by the Board of Directors.

Paragraph 1. -Those acts destined to produce effect before any third parties shall be signed by two executive officers together, or by one executive officer and one attorney-in-fact, our two attorneys-in-fact, with special powers.

Paragraph 2. -Upon the act of two of its executive officers, the Company may appoint attorneys-in-fact, whereas their powers of attorney shall specify the purpose thereof, the powers granted and the validity term, which shall not exceed one year, except where the power of attorney is granted with powers to represent the Company in court, the validity which shall be for an indeterminate term.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Paragraph 3. – The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.

Paragraph 4. -Exceptionally, the Executive Board may authorize the Company’s representation by one sole executive officer or one especially appointed attorney-in-fact, by detailing in the minutes of the meeting the purpose and limits of the powers granted.

Article 26  It shall be incumbent on the President:

a) to manage, guide and coordinate the Company’s activities;
b) to call and preside over the Executive Board’s meetings;
c) to represent the Company in court or out of court, either as plaintiff or as defendant.

Article 27  When elected, it shall be incumbent on the Vice-President to cooperate with the President in the performance of his/her duties.

Article 28  It shall be incumbent on the Investor Relations Officer to represent the Company before regulatory agencies and further institutions operating in the capital market, in addition to performing the duties that are assigned to him by the Board of Directors.

Article 29  The officers without specific designation shall perform, in addition to the duties assigned to them in the Company’s Bylaws, all those other duties assigned to them by the Board of Directors.

Article 30   It shall be incumbent on two officers, who shall act together:

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

a) to represent the Company before any third parties, except for the provision of letter “c” of article 26 above;
b) the performance of all further acts provided for in article 25 above.

Article 31   The officers may replace each other, subject to the following:

a) in the event of occasional absence or impediment for a period up to sixty (60) days, the President shall be replaced by the Vice-President, in the event of his/her appointment, whereas the latter shall be replaced by one of the members of the Executive Board appointed in advance by the President.

b) in the event of vacancy of an officer’s position, he/she may be replaced up to the next Board of Directors’ Meeting by the officer appointed by the President.

c) the temporary filling in of all further Executive Board’s positions upon the President’s decision shall be discretionary.

CHAPTER VII
Fiscal Council

Article 32   The Company shall have a permanent Fiscal Council composed of no less than three and no more than five members, and a like number of alternates, with such duties, powers, and compensation as provided by law, with a term of office of one (1) year, with reelection allowed.

Paragraph 1. – The Fiscal Council shall hold regular meetings quarterly and extraordinary meetings as necessary, and the meeting minutes shall be recorded in a proper book.

Paragraph 2. – Its members shall be subject to such obligations and prohibitions as imposed by law and by these Bylaws on the Company’s managers.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Article 33    In addition to the activities provided in the Brazilian legislation, the Fiscal Council shall act as an Audit Committee as defined in Sarbanes-Oxley Act.

Sole Paragraph - For the full performance of the duties in the Audit Committee, the requirements provided in the applicable legislations, the provisions of these Bylaws, and the Charter of the Fiscal Council and Audit Committee shall be observed, which Charter shall establish its powers and operating rules.

CHAPTER VIII
Fiscal Year

 Article 34  The fiscal year shall begin on January 1 and end on December 31 of each year.

Article 35   After the balance sheet and the financial statements are drawn up, and after deduction of accumulated losses, provision for income tax payment, and should this be the case, provision for managers’ profit sharing, then the net profit found shall have the following allocation:

a) five percent (5%) to form a legal reserve up to the point it reaches twenty percent (20%) of the capital stock;
b) fifty percent (50%) to pay mandatory dividends to shareholders, with offsetting of the semi-annual and interim dividends that may have been declared;
c) the balance shall have the allocation decided by the General Meeting, subject to the Board of Directors' proposal.

Paragraph 1. In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets as well as, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.

(Minutes of Extraordinary and Ordinary General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/27/2011)

Paragraph 2. -Dividends not claimed within three years as of the date they have been made available to shareholders shall be subject to forfeiture and inure to the benefit of the Company.

Article 36   The General Meeting may grant sharing in the fiscal year profits to managers.

CHAPTER IX
General Provisions

Article 37   The Company shall be liquidated in the events provided for in law, whereupon it shall be incumbent on the General Meeting to determine the form of liquidation, appoint a liquidator, and elect the Audit Committee which shall operate the Company over the liquidation period.

Article 38   The Minutes of the General Meetings, as well as those of the Board of Directors’ Meetings shall be issued by electronic means, on spare pages and shall be signed by the attending members, to be then bound into a book. When these minutes contain resolutions destined to produce effects before third parties, they shall be filed with the Commercial Registry and published.

Article 39   The direct or indirect transfer of the Company’s control is subordinated to the suspensive condition of the acquiring party making a public offering for the total acquisition of the free float of shares, both common and preferred, pertaining to the remaining shareholders, at a price and under payment conditions equal to those which have been agreed with members of the controlling block of shareholders.

Sole paragraph: The Controlling Shareholders Agreement of the Company, Ultra S.A. Participações, Avaré Participações S.A. and Igel Participações S.A., signed on March 22 2000 and filed at the Company’s head office, contains complementary norms to be followed in the case of a transfer of the company’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes of the Extraordinary and Ordinary General Shareholders' Meeting)